Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 9, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Bellacicco and Lauren Hamilton

Re:	RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-260490; 811-23434); Response to Examiner Comments on N-2

Dear Mr. Bellacicco and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on November 19, 2021 and November 22, 2021, in connection with your review of the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING

1.	With respect to the Fund’s anticipated investments in tender option bond (“TOB”) residuals, which are issued by a TOB trust, does the Fund intend to segregate or earmark unencumbered liquid assets other than the bonds deposited into the TOB trust with a value at least equal to the amount of the TOB floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the foregoing requirements of the Investment Company Act of 1940, as amended (the “1940 Act”)?

The Fund so confirms and has added the following disclosure to the Prospectus in the Revised Registration statement: “With respect to the Fund’s anticipated investments in TOB Residuals issued by a tender option bond trust (as further discussed below under “—Tender Option Bonds”), the Fund will segregate (or earmark) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the foregoing requirements of the 1940 Act.”

2.	Please explain why the lead-in to the Fee Table does not include the leverage effects of the Fund’s TOB transactions. The Staff notes that there was disclosure included in the June 30, 2021 N-CSR (the “N-CSR”) regarding the effects of leverage, which discusses both the amount of borrowings under the Pershing Facility and TOBs.

The Fund confirms that the lead-in paragraph and the Fee Table have been updated to include the leverage effects of the Fund’s TOB transactions.

3.	Per Footnote 2 to the Fee Table, it appears that the Fund’s expense structure is arranged as a unitary fee structure whereby the Adviser is obligated to pay service providers on behalf of the Fund. Please supplementally describe if the Adviser is current with all payments to Fund service providers. Additionally, please describe if the agreements filed with the Securities and Exchange Commission contain provisions whereby the Fund is contractually obligated to pay such service providers.

The Fund confirms that the Adviser is current on all payments to the Fund’s service providers.

The Fund further confirms that with respect to its agreements with its service providers, such as the Administration Agreement, Custodian Agreement and Transfer Agency Agreement, the Fund is contractually responsible to pay for such services. It is possible that the Fund could be held liable for these expenses if the Adviser were to default. However, the Adviser is contractually obligated to pay these expenses of the Fund, and this contractual obligation may not be terminated so long as the Advisory Agreement is in effect without the approval of shareholders.

4.	The disclosure included in Footnote 8 to the Fee Table states that the Expense Example assumes that estimated “Other Expenses” set forth in the table are accurate and that all dividends and distributions are reinvested at net asset value, and the Fund engaged in leverage of 0.75% of Managed Assets, assuming interest and fees on leverage of 35%. These percentages appear to be inconsistent with other information in the Fee Table, so please confirm or revise as needed.

The Fund confirms that above-referenced disclosure has been revised as follows in the Revised Registration Statement:

“The example assumes that the estimated “Other expenses” set forth in the table are accurate and that all dividends and distributions are reinvested at net asset value and that the Fund is engaged in leverage of 36% of Managed Assets, assuming interest and fees on leverage of 0.67%.”

5.	The lead-in paragraph to the Senior Securities Table indicates that the table sets forth certain unaudited information relating to the Fund’s senior securities. The Senior Securities Table must be audited per Form N-2, Item 4.3, Instruction 1.

The Fund confirms that it has incorporated the audited senior securities information by reference to its audited financial statements consistent with the “Dear Chief Financial Officer” letter from the Chief Accountant of the Division of Investment Management Annual Industry Comment Letter dated February 14, 2001 (the “CFO Letter”). To meet the audit requirement of the senior securities table per Item 4.3 of Form N-2, the Dear CFO Letter states that the independent accountant must express an opinion on the senior securities table itself or on a financial statement or financial highlights that include the senior securities table, and registrants must include, or incorporate by reference, this opinion in the registration statement. The Dear CFO Letter notes that one way to meet the senior securities audit requirement is for the registrants to include the senior securities table information with the per share and ratio information in the financial highlights. Since the financial highlights are specifically covered by the audit opinion, the senior securities table information also would be covered. Since the Fund has incorporated the audited senior securities information by reference to its audited financial statements on Form N-CSR, which includes the financial highlights containing the audited senior securities information and the opinion of its independent registered public accounting firm thereon, the Fund believes that it has satisfied the requirement to include senior securities information.

6.	With respect to the Senior Securities Table, the Staff notes that the Fund included the use of TOBs in its Financial Highlights with an associated asset coverage ratio in the N-CSR; however, the TOBs do not appear within the Senior Securities Table. Please explain the discrepancy in correspondence.

Section 18(a)(1) under the 1940 Act prohibits a closed-end investment company from issuing any class of senior security or selling any senior security of which it is the issuer, that represents indebtedness, unless immediately after such issuance or sale the investment company will have asset coverage of at least 300%. The Securities and Exchange Commission and its staff have indicated, however, that they will not object to investment companies’ engaging in such transactions without complying with the asset coverage and other requirements of Section 18(a)(1) provided that the investment company segregates or otherwise covers its obligations under the instruments. With respect to the Fund’s investments in TOB Residuals issued by a tender option bond trust, the Fund segregates (or earmarks) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters issued by such trust plus accrued interest, if any, to the extent necessary for the Fund to comply with the foregoing requirements of the 1940 Act. Therefore, no changes have been made in the Revised Registration Statement.

DISCLOSURE

7.	The second sentence of the second paragraph on page (ii) of the Prospectus states that if the Fund’s Preferred Shares are not listed on a securities exchange, there may be no active secondary trading market for such shares and an investment in such shares may be illiquid. If Preferred Shares will not be listed on a securities exchange, please undertake to include in the Prospectus Supplement the cover page disclosure that the Staff has required of other funds whose securities are not listed on a securities exchange.

The Fund confirms that if Preferred Shares are not listed on a securities exchange, it will undertake to include the requested disclosure in the applicable Prospectus Supplement.

8.	The “Use of Leverage” section on page 8 of the Prospectus discloses the principal balance outstanding under the Pershing Facility as of June 30, 2021. Please provide as of a more recent date.

The Fund confirms that the principal balance outstanding under the Pershing Facility has been updated as of a more recent date in the Revised Registration Statement.

9.	The second paragraph of the “Market and Net Asset Value Information” section states that shares of closed-end investment companies frequently trade at a discount from net asset value. Please disclose any steps the Fund has taken to reduce any discount and briefly describe the effects of these measures.

The following disclosure has been added to the “Market and Net Asset Value Information” section of the Prospectus in the Revised Registration Statement:

“The Fund may (but is not obligated to) take action to repurchase shares in the open market or make tender offers for its shares at or near NAV. During the pendency of any tender offer, the Fund will publish how common shareholders may readily ascertain the NAV. Repurchase of the common shares may have the effect of reducing any market discount to NAV. There is no assurance that, if action is undertaken to repurchase or tender for shares, such action will result in the shares trading at a price which approximates their NAV. Please see “Repurchase of Shares” for more information.”

10.	The last paragraph of “The Offering” section of the Prospectus states that offerings of Common Shares will be subject to the provisions of the 1940 Act. Please consider revising this language, as currently written, it could be read to suggest that offerings of Preferred Shares will not be subject to the provisions of the 1940 Act.

The disclosure has been revised as follows in the Revised Registration Statement:

“Offerings of Shares will be subject to the provisions of the 1940 Act, which generally require that the public offering price of common shares of a closed-end investment company (exclusive of distribution commissions and discounts) must equal or exceed the net asset value per share of the company's common stock (calculated within 48 hours of pricing), absent shareholder approval or under certain other circumstances.”

11.	Page 29 of the Statement of Additional Information shows the amounts paid by the Fund to the Adviser. Please also disclose the advisory fees and rate paid to the Sub-Adviser.

The requested change has been made in the Revised Registration Statement.

12.	Please provide new powers of attorney that are specific to this registration statement per Rule 483(b) under the Securities Act of 1933, as amended.

The Fund confirms that new powers of attorney have been filed with the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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